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                           November 16, 2023

       Randy Hyzak
       Executive Vice President and Chief Financial Officer
       Las Vegas Sands Corp.
       5500 Haven Street
       Las Vegas, NV 89119

                                                        Re: Las Vegas Sands
Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 8-K filed
January 25, 2023
                                                            Response dated
August 4, 2023
                                                            File No. 001-32373

       Dear Randy Hyzak:

              We have reviewed your August 4, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2023 letter.

       Form 8-K filed January 25, 2023

       Exhibit 99.1
       Non-GAAP Measures, page 6

   1. We note your response to comment 1. We continue to believe your adjustments for hold-
                                                        normalized casino
revenue and expense to arrive at consolidated hold-normalized adjusted property EBITDA,
hold-normalized adjusted property EBITDA for Macao Operations and
                                                        Marina Bay Sands, and
hold-normalized adjusted net income (loss) from continuing
                                                        operations attributable
to LVS are inconsistent with Question 100.04 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations. Please revise to remove the non-GAAP measures
that include adjustments for hold-normalized casino revenue and expense.

                                                        Please contact Howard
Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
 Randy Hyzak
Las Vegas Sands Corp.
November 16, 2023
Page 2

have questions regarding comments on the financial statements and related matters.



FirstName LastNameRandy Hyzak                              Sincerely,
Comapany NameLas Vegas Sands Corp.
                                                           Division of
Corporation Finance
November 16, 2023 Page 2                                   Office of Real
Estate & Construction
FirstName LastName